Date	19 November 2002
Number	57/02

BHP BILLITON ANNOUNCES HYDROCARBON DISCOVERY
WITH SHENZI-1 WELL IN DEEPWATER GULF OF MEXICO

BHP Billiton today announced that it has made a hydrocarbon discovery with an exploration well on its Shenzi prospect in the deepwater Gulf of Mexico.

The well has reached a measured depth of 26,607 feet and has encountered a gross hydrocarbon column of 465 feet with 140 feet of net pay. The water depth is 4400 feet.

The Shenzi discovery is located 125 miles from the Louisiana coast in Green Canyon Block 654. This lies in the Western Atwater Foldbelt area on the geologic trend where the company has made the previously announced oil and gas discoveries at Mad Dog, Atlantis, and Neptune.

The significance of the well will be assessed following further evaluation of drilling and resource data. Appraisal drilling will be necessary to determine the size of the find.

Petroleum's President and CEO, Philip Aiken said today: "This is another excellent result from our highly successful drilling campaign and it further enhances our resource base in this area. The Shenzi discovery is 9 miles northwest of the Atlantis discovery where we have committed initial capital expenditure to advance the development of the 575 million barrels of oil equivalent (gross) oilfield at a total estimated gross cost in excess of US $2 billion. In addition we are developing the adjacent Mad Dog oilfield with a gross capacity of 80 thousand barrels per day and an anticipated first production in late 2004. Appraisal drilling will continue this year on the BHP Billiton operated Neptune discovery which is 15 miles east of Shenzi and where we are undertaking preliminary development studies.
We also are well positioned in the future pipeline infrastructure where we have taken an equity share in the development of the Caesar and Cleopatra oil and gas pipelines which will serve this area."

He added, "The Western Atwater Foldbelt is set to be a core producing area for BHP Billiton from late 2004, and this drilling result is further confirmation of the delivery on our deepwater exploration growth strategy."

Drilling on Shenzi-1 began on 20 July, 2002, using the BHP Billiton-operated drillship C.R. Luigs.

BHP Billiton owns a 44 percent interest and is the operator of Shenzi, with BP owning a 28 percent interest and Amerada Hess holding the remaining 28 percent interest.


Further information can be found on our Internet site:
http://www.bhpbilliton.com


Australia
Andrew Nairn, Investor Relations
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email: Andrew.W.Nairn@bhpbilliton.com

Tracey Whitehead, Media Relations
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Email: Tracey.Whitehead@bhpbilliton.com


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Francis McAllister, Investor Relations
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email: Francis.R.McAllister@bhpbilliton.com